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                             November 18, 2021

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles, Inc.
       1828 North Higley Road, Suite 116
       Mesa, Arizona 95864

                                                        Re: Atlis Motor
Vehicles, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Submitted on
November 12, 2021
                                                            File No. 024-11714

       Dear Mr. Hanchett:



              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Submitted on November 12, 2021

       General

   1. Pursuant to the requirements of Part F/S(b)(3) through (b)(5) of Form 1-A, where an offering statement is
expected to be qualified more than nine months after the most recently completed
fiscal year end, an interim balance sheet and interim statements of loss and comprehensive loss,
equity, and cash flows covering a period no earlier than six months after the most
recently completed fiscal year end is to be provided. Specific reference is made to
Part F/S(b)(3)(B) of Form 1-A. Please update your interim financial statements in your next
amendment.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Mark Hanchett
Atlis Motor Vehicles, Inc.
November 18, 2021
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal
Branch Chief at (202) 551-3397 with any questions.



FirstName LastNameMark Hanchett                            Sincerely,
Comapany NameAtlis Motor Vehicles, Inc.
                                                           Division of
Corporation Finance
November 18, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName